August 2, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HF Sinclair Corporation

Registration Statement on Form S-4

Filed May 10, 2024, as amended

File No. 333-279321

Ladies and Gentlemen:

On behalf of HF Sinclair Corporation, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4, as amended, be accelerated to 4:30 p.m., Washington, D.C. time, on August 5, 2024, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

Very truly yours,

HF SINCLAIR CORPORATION

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief Financial Officer

cc:	Katherine Terrell Frank, Vinson & Elkins L.L.P.